Exhibit 99.1

Press Release Disclosing First Quarter Results dated November 2, 2007Bonso Electronics Reports Results for the First Quarter
Friday November 2, 8:30 am ET

TORTOLA, British Virgin Island, Nov. 2 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International, Inc (Nasdaq: BNSO - News) a designer and manufacturer of sensor based and communications products, today announced financial results for the first quarter ended 30 June 2007.

The company reported sales of $16,102,000 and net earnings of $243,000 or 4.3 cents per share (diluted) for the three months period ended 30 June 2007. This represents a decrease of 0.1 % in sales and a decrease of 46.9 % in net income as compared to sales of $16,121,000 and net income of $458,000 or 8.1 cents per share (diluted) posted during the same period last year.

Telecommunication product sales surpassed last year's volume but not enough to make up for the shortfall in Sensor based product sales. We are cautiously optimistic about future increases in sensor based product sales.

Anthony So, Bonso's Chairman said "Going forward, we intend to continue to focus on servicing our existing customer base while providing value added solutions to new potential customers in our niche markets of sensor based and telecommunication products."

"We intend to continue to make efforts to continue the progress we have made in strengthening our Balance Sheet. Our cash position at the end of the quarter is $8.8 million, or approximately $1.57 per share".

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com .

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.